UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Checkmate Pharmaceuticals, Inc.

(Name of Subject Company)

Checkmate Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

162818108

(CUSIP Number of Class of Securities)

Robert Dolski

Chief Financial Officer

245 Main Street, 2nd Floor

Cambridge, MA 02142

(617) 682-3625

With copies to:

Stuart M. Cable, Esq.

Mitchell S. Bloom, Esq.

Robert Masella, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Checkmate Pharmaceuticals, Inc., a Delaware corporation (“Checkmate”), with the Securities and Exchange Commission (the “SEC”) on May 2, 2022, relating to the tender offer by Scandinavian Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Checkmate for a purchase price of $10.50 per Share in cash, to be paid to the seller without interest thereon and subject to reduction for any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Regeneron and Purchaser with the SEC on May 2, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Regeneron and Purchaser with the SEC on May 2, 2022 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.    Additional Information

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces in its entirety the paragraph under the heading “—Legal Proceedings” on page 47 of this Schedule 14D-9:

“On May 5, 2022, a complaint was filed in the United States District Court for the Eastern District of New York captioned Hopkins v. Checkmate Pharmaceuticals, Inc., et al., 1:22-cv-02582 (E.D.N.Y.) (“Merger Action”). The Merger Action alleges that the Schedule 14D-9 misrepresents and/or omits certain purportedly material information relating to the analyses performed by Checkmate’s financial advisor in connection with the Merger. The Merger Action asserts violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, and Rule 14d-9 promulgated thereunder, against all defendants (Checkmate and the Checkmate Board), and violations of Section 20(a) of the Exchange Act against Checkmate’s directors. The Merger Action seeks, among other things, an injunction enjoining the consummation of the Merger, costs of the action, including plaintiffs’ attorneys’ fees and experts’ fees, and other relief the court may deem just and proper. Checkmate has also received a demand letter from a purported Checkmate shareholder (the “Demand”) requesting that Checkmate provide additional disclosures in connection with the Merger. The defendants believe the claims asserted in the Merger Action and the Demand are without merit. Additional lawsuits may be filed against Checkmate, the Checkmate Board, Regeneron and/or Purchaser, and additional demand letters may be received, in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or additional similar demand letters are received, absent new or significantly different allegations, Checkmate will not necessarily disclose such additional filings or letters.”

The following paragraphs replace in their entirety the paragraphs under the heading “—Regulatory Approvals” on page 47 of this Schedule 14D-9:

“Under the HSR Act and the rules and regulations promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC in a Notification and Report Form provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer.

Each of Regeneron and Checkmate filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on April 25, 2022. The waiting period applicable to the Offer under the HSR Act expired on May 10, 2022. Accordingly, the Offer Condition requiring that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining Offer Conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Regeneron and/or Checkmate. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Checkmate does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Checkmate is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which Checkmate is qualified to do business) that would be required for Regeneron’s or Purchaser’s acquisition of the Shares pursuant to the Offer or the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2022

CHECKMATE PHARMACEUTICALS, INC.

By:	/s/ Robert Dolski
Name: Robert Dolski
Title: Chief Financial Officer